UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Stock Listing Information
Mexican Stock Exchange
Ticker: KOFL
Coca-Cola FEMSA and Grupo CIMSA reach an agreement to merge their bottling operations

Mexico City, Mexico – September 19, 2011 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public bottler of Coca-Cola products in the world in terms of sales volume, and Corporación de los Ángeles, S.A. de C.V. and its shareholders (“Grupo CIMSA”) have agreed to merge their beverage businesses. Grupo CIMSA, a Mexican family-owned Coca-Cola bottler, operates mainly in the states of Morelos and Mexico, as well as in parts of the states of Guerrero and Michoacan. Grupo CIMSA’s bottling operation is expected to sell 159 million unit cases in Mexico in 2011.

The merger agreement has been approved by Coca-Cola FEMSA’s Board of Directors and is subject to the completion of confirmatory legal, financial, and operating due diligence and to customary regulatory and corporate approvals, among them the approval of The Coca-Cola Company and the Comisión Federal de Competencia, the Mexican antitrust authority. Both Coca-Cola FEMSA and Grupo CIMSA will call for an extraordinary shareholders meeting for the approval of this merger.

The aggregate enterprise value of this transaction is Ps. 11,000 million. As a result of the merger, Grupo CIMSA’s shareholders will receive 75.4 million newly issued KOF series L shares at a value of Ps. 118.00 per share, calculated on the average closing price of the KOF series L share over the last 27 trading days prior to the announcement of this agreement. The number of shares could be adjusted within agreed upon thresholds pending the completion of the due diligence process. As part of the transaction, Coca-Cola FEMSA will assume approximately Ps. 2,100 million in net debt.

In addition, through this transaction, Coca-Cola FEMSA will become the owner of a 13.2% stake in Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”), a participant in the Mexican sugar industry.

“We continue to move in the right direction. This merger with one of the largest franchises in the Mexican Coca-Cola bottling system confirms that our Company represents an attractive, transparent and diversified investment vehicle for families that have been in the beverage industry for a long time. This new partnership will leverage the geographic fit of our contiguous territories, our shared best practices, and the strength of our combined multi-category portfolio of beverages. We feel honored to receive this vote of confidence from Grupo CIMSA’s shareholders, and we remain committed to responsibly manage our business to continue growing together and to deliver increased value for all of our shareholders,” said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

Mr. Antonio Rivera Venegas founded the company “Corcho y Lata” in Orizaba, Veracruz in 1925. Subsequently, in 1936, he was granted his first Coca-Cola franchise agreement for certain territories in the center of Mexico. In 1943, Embotelladora de Cuernavaca was established in the state of Morelos, with additional franchises secured in Toluca and Altamirano, in 1955 and 1975, respectively. Altogether, these franchises currently operate 3 bottling facilities and 18 distribution centers, with nearly 4,600 employees serving close to 75,000 clients.

In 2011, Grupo CIMSA is expected to generate net revenue of approximately Ps. 4,785 million, and on an estimated pro forma consolidated basis, it is expected to generate EBITDA of Ps. 1,102 million.

Grupo CIMSA’s beverage division and Coca-Cola FEMSA’s Mexican operations, including pro forma volumes of Grupo Tampico’s beverage division, have a combined sales volume that represents 50% of the Coca-Cola system’s volume in Mexico, consolidating Coca-Cola FEMSA’s position as the largest bottler in Mexico.

Profit and Creel, García-Cuéllar, Aiza y Enríquez acted as exclusive financial and legal advisors, respectively, to Grupo CIMSA in this transaction.

Deloitte Galaz, Yamazaki, Ruiz Urquiza, S.C. and Ritch Mueller acted as financial and legal advisors, respectively, to Coca-Cola FEMSA in this transaction.

NYSE (ADR)
Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx
(5255) 5081-5120 / 5121

Gonzalo García
gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Roland Karig roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

September 19, 2011	Page 1

Stock Listing Information
Mexican Stock Exchange
Ticker: KOFL

CONFERENCE CALL INFORMATION
We invite you to participate in the conference call to announce the transaction, which will be held on Wednesday, September 21, 2011, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time).

The participants on this call will be:

Mr. Carlos Salazar, Chief Executive Officer of Coca-Cola FEMSA;
Mr. Hector Treviño, Chief Financial Officer of Coca-Cola FEMSA; and,
Mr. Jose Castro, Head of Investor Relations of Coca-Cola FEMSA.

To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audio cast of the conference call on the Company’s website, www.coca-colafemsa.com.

If you are unable to participate live, an instant replay of the conference call will be available through September 27, 2011. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 29459213.

vvv

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves close to 1,600,000 retailers in the region.

Grupo CIMSA produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company mainly in the states of Morelos and Mexico, as well as in parts of the states of Guerrero and Michoacan in Mexico. Grupo CIMSA was founded as “Corcho y Lata” in Orizaba, Veracruz in 1925. Subsequently, in 1936, it was granted its first Coca-Cola franchise agreement for certain territories in the center of Mexico. In 1943, Embotelladora de Cuernavaca was established in the state of Morelos, with additional franchises secured in Toluca and Altamirano, in 1955 and 1975, respectively. Today, the beverage division operates 3 bottling facilities and 18 distribution centers in these territories, serving close to 75,000 clients.

❖ ❖ ❖

NYSE (ADR)
Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx
(5255) 5081-5120 / 5121

Gonzalo García
gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Roland Karig roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

September 19, 2011	Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: September 19, 2011